UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:     March 26, 2013

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Change of Representative Directors

TOKYO, March 26, 2013 --- Sumitomo Mitsui Financial Group, Inc. announces today the following change of directors.

Date	Post to be appointed	Current post	Name
March 31, 2013	Retired	Sumitomo Mitsui Financial Group, Inc. Director (Representative Director) Sumitomo Mitsui Banking Corporation Deputy President (Representative Director)	Tetsuya Kubo
April 1, 2013	Sumitomo Mitsui Banking Corporation Director	Sumitomo Mitsui Financial Group, Inc. Director (Representative Director) Sumitomo Mitsui Banking Corporation Deputy President (Representative Director)	Satoru Nakanishi
April 1, 2013	Sumitomo Mitsui Financial Group, Inc. Director (Representative Director) Sumitomo Mitsui Banking Corporation Senior Managing Director	Sumitomo Mitsui Financial Group, Inc. Director Sumitomo Mitsui Banking Corporation Senior Managing Director	Yujiro Ito
June 27, 2013 (to be appointed)	Sumitomo Mitsui Financial Group, Inc. Director (Representative Director) Sumitomo Mitsui Banking Corporation Deputy President (Representative Director)	SMBC Consumer Finance Co., Ltd. President and Representative Director, Chief Executive Officer	Ken Kubo

  Tetsuya Kubo will be appointed as President & CEO of SMBC Nikko Securities Inc. on April 1, 2013.

Satoru Nakanishi will be appointed as President of Cedyna Financial Corporation on June 28, 2013.

Profile:    Ken Kubo

1. Date of Birth	November 20, 1953

2. Business Experience

April 1977	Joined The Sumitomo Bank Limited

April 2004	Director, Sumitomo Mitsui Banking Corporation

May 2007	Vice President Executive Officer, Promise Co., Ltd.

June 2007	Representative Director, Vice President Executive Officer, Promise Co., Ltd.

November 2009	President and Representative Director, Chief Executive Officer, Promise Co., Ltd.

July 2012	President and Representative Director, Chief Executive Officer, SMBC Consumer

Finance Co., Ltd. (Promise Co., Ltd. has changed its name to SMBC Consumer

Finance Co., Ltd.)

3. Number of shares of our common stock held: 1,420

Profile:    Yujiro Ito

1. Date of Birth	August 3, 1955

2. Business Experience

April 1979	Joined The Sumitomo Bank Limited

June 2003	General Manager, General Affairs Dept., Sumitomo Mitsui Financial Group, Inc.

June 2005	Director, Sumitomo Mitsui Banking Corporation

April 2009	Managing Director, Sumitomo Mitsui Banking Corporation

April 2011	Managing Director, Sumitomo Mitsui Financial Group, Inc.

Managing Director, Member of the Board of Directors,

Sumitomo Mitsui Banking Corporation

June 2011	Director, Member of the Board of Directors,

Sumitomo Mitsui Financial Group, Inc.

April 2012	Senior Managing Director, Member of the Board of Directors,

Sumitomo Mitsui Banking Corporation

3. Number of shares of our common stock held: 4,422

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